Filed Pursuant to Rule 433

Registration Statement No. 333-196220-04

Dated January 8, 2015

Exelon Generation Company, LLC

Pricing Term Sheet

$750,000,000 2.950% Senior Notes Due 2020

Issuer:	Exelon Generation Company, LLC
Expected Ratings*:	Baa2 (Moody’s); BBB (S&P); BBB+ (Fitch)
Principal Amount:	$750,000,000
Security Type:	Senior Notes
Trade Date:	January 8, 2015
Settlement Date:	January 13, 2015 (T+3)
Coupon:	2.950%
Maturity Date:	January 15, 2020
Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing July 15, 2015
Benchmark Treasury:	1.625% due December 31, 2019
Benchmark Treasury Yield:	1.504%
Spread to Benchmark Treasury:	+145 basis points
Yield to Maturity:	2.954%
Offering Price:	99.981% of Principal Amount
Optional Redemption:	At any time prior to December 15, 2019, at a discount rate of Treasury plus 25 basis points; and on or after December 15, 2019, at 100% of the principal amount plus accrued and unpaid interest to the redemption date
CUSIP / ISIN:	30161MAP8 / US30161MAP86
Joint Book-Running Managers:	Barclays Capital Inc. Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC
Co-Managers:	Samuel A. Ramirez & Company, Inc. Telsey Advisory Group LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.